================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ---------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                             ---------------------

                           BREAKAWAY SOLUTIONS, INC.
                               (Name of Issuer)

                  Common Stock, Par Value $.000125 Per Share
                        (Title of Class of Securities)

                                  105372 10 5
                                (CUSIP number)

                             Henry N. Nassau, Esq.
                     Managing Director and General Counsel
                         Internet Capital Group, Inc.
                               The 600 Building
                             435 Devon Park Drive
                                Wayne, PA 19087
                                (610) 989-0111
                    (Name, address and telephone number of
                     Person Authorized to Receive Notices
                              and Communications)

                                   Copy to:

                          Christopher G. Karras, Esq.
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793

                               January 19, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

================================================================================

CUSIP No. 105372 10 5

--------------------------------------------------------------------------------
1)  Name of Reporting Person                        Internet Capital Group, Inc.

    SS. Or I.R.S. Identification                    23-2996071
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                       (a) [_]
    if a Member of a Group                          (b) [_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                                 OO
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                      [_]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------
Number of Shares                                    7)  Sole Voting
Beneficially Owned By                                   Power  15,229,234
Reporting Person With                               ----------------------------
                                                    8)  Shared Voting
                                                        Power  9,737,447
                                                    ----------------------------
                                                    9)  Sole Dispositive
                                                        Power  15,229,234
                                                    ----------------------------
                                                    10)  Shared Dispositive
                                                         Power  9,737,447
                                                    ----------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 24,966,681
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares            [_]
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                          44.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person                       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)   Name of Reporting Person                       ICG Holdings, Inc.

     SS. Or I.R.S. Identification                   51-0396570
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a)[_]
     if a Member of a Group                         (b)[_]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                WC
--------------------------------------------------------------------------------
5)   Check Box if Disclosure of
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                 [_]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of Shares                                    7)  Sole Voting
Beneficially Owned By                                   Power  0
Reporting Person With                               ---------------------------
                                                    8)  Shared Voting
                                                        Power  9,737,447
                                                    ---------------------------
                                                    9)  Sole Dispositive
                                                        Power  0
                                                    ---------------------------
                                                    10)  Shared Dispositive
                                                         Power  9,737,447
                                                    ----------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 9,737,447
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares            [_]
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                          17.4%
--------------------------------------------------------------------------------
14)  Type of Reporting Person                       CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission on January 26, 2001.

         This Statement on Schedule 13D relates to the acquisition of warrants (the "Warrants") to purchase up to 9,737,447 shares of Common Stock, par value $.000125 per share (the "Common Stock"), at a per share exercise price of $.6875, of Breakaway Solutions, Inc. (the "Issuer"), whose principal executive office is located at 2 Seaport Lane, Boston, MA 02210. The Common Stock is currently traded on the NASDAQ under the symbol "BWAY."

         The exercise price of the Warrants and the number of shares of Common Stock underlying the Warrants are subject to adjustment upon certain events as described in the warrant filed as Exhibit 1 hereto, the terms of which are incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The names of the filing persons are Internet Capital Group, Inc., a Delaware corporation ("ICG") and ICG Holdings, Inc., a Delaware corporation ("ICGH," together with ICG, the "Reporting Persons"). ICGH is a wholly-owned subsidiary of ICG. The name, address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of the Reporting Persons (collectively, the "Directors and Executive Officers") are set forth in Appendix I hereto, which is incorporated herein by reference.

         (b)-(c) The address of the principal office and principal place of business of ICG is The 600 Building, 435 Devon Park Drive, Wayne, PA 19087. ICG is an Internet company actively engaged in business to business e-commerce through a network of partner companies. ICGH's principal business is to hold securities. The address and principal place of business of ICGH is Pencader Corporate Center, 100 Lake Drive, Suite 4, Newark, DE 19702.

         (b) During the past five years, none of the Reporting Persons or the Directors and Executive Officers have been convicted in a criminal proceeding.

         (c) During the past five years, none of the Reporting Persons or the Directors and Executive Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) Each of the Directors and Executive Officers is a United States citizen, except Nigel Andrews, who is a citizen of the United Kingdom.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On January 19, 2001, ICGH entered into agreements for a secured financing pursuant to which ICGH loaned the Issuer $5.0 million at an interest rate of 12% per annum (or 18% after an event of default). Principal and interest on this loan are due on March 12, 2001, and are secured by a pledge of substantially all of the Issuer's assets. As partial consideration for such loan, the Issuer issued ICGH the Warrants.

ITEM 4.        PURPOSE OF TRANSACTION

               ICGH acquired the Warrants as partial consideration for the loans described more fully in Item 3.

               ICG has acquired the Warrants through its wholly-owned subsidiary ICGH, and the Common Stock, as part of its operating strategy to integrate ICG's partner companies into a collaborative network that leverages its collective knowledge and resources. ICG intends to review, from time to time, its interest in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, ICG may seek to exercise the Warrants in whole or in part, acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Warrants or the Common Stock, including the Common Stock underlying the Warrants.

              Except as set forth above, the Reporting Persons and the Directors and Executive Officers have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a)-(b) Before the exercise of any of the Warrants, ICG may be deemed to be the beneficial owner with the sole power to vote and dispose of a total of 15,229,234 shares of Common Stock (or 32.9% of the outstanding Common Stock). ICGH may be deemed to be the beneficial owner of the Common Stock underlying the Warrants, which would, if fully exercised, give ICGH 9,737,447 shares of Common Stock (or 17.4% of the outstanding Common Stock). Because ICGH is a wholly-owned subsidiary of ICG, ICG may be deemed to be the beneficial owner of the Common Stock underlying the Warrants, with ICG and ICGH sharing the power to exercise the Warrants, and upon exercise of the Warrants, to vote and dispose of the shares of Common Stock underlying the Warrants. Walter W. Buckley, III, the President, Chief Executive Officer and a director of ICG and the President and a director of ICGH, jointly with his wife Susan Buckley, are the beneficial owners of 50,000 shares of Common Stock. Mr. and Mrs. Buckley share the power to vote and dispose of these shares.

             (c) On December 5, 2000, Henry N. Nassau, the Managing Director, General Counsel and Secretary of ICG and a Vice President, Secretary and a director of ICGH, sold 5,700 shares of Common Stock on the open market at a price of $2.0313 per share and 1,300 shares on the open market at a price of $2.00 per share. On December 1, 2000, Dr. Thomas P. Gerrity, a director of ICG, purchased 3,500 shares of Common Stock on the open market at a price of $2.1875 per share,

16,500 shares of Common Stock on the open market at a price of $2.25 per share and 11,200 shares of Common Stock at a price of $2.3125 per share. On December 20, 2000, Dr. Gerrity sold 40,000 shares of Common Stock on the open market at a price of $1.00 per share. On December 21, 2000, Dr. Gerrity sold 36,200 shares of Common Stock on the open market at a price of $1.00 per share.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except for the right to receive Common Stock upon exercise of the Warrants, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the Directors or Executive Officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Warrants to Purchase up to 9,737,447 Shares of Common Stock of Breakaway Solutions, Inc.

Exhibit 2  Joint Filing Agreement between ICG and ICGH.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 2001                         INTERNET CAPITAL GROUP, INC.


                                                 By: /s/ Henry N. Nassau
                                                    ---------------------------
                                                 Name:   Henry N. Nassau
                                                    ---------------------------
                                                 Title:  Managing Director,
                                                    ---------------------------
                                                         General Counsel and
                                                    ---------------------------
                                                         Secretary
                                                    ---------------------------

                                                 ICG HOLDINGS, INC.


                                                 By: /s/ Henry N. Nassau
                                                    ---------------------------
                                                 Name:   Henry N. Nassau
                                                    ---------------------------
                                                 Title:  Vice President and
                                                    ---------------------------
                                                         Secretary
                                                    ---------------------------

                                  APPENDIX I

                                 ICG Directors
                                 -------------

              Name                        Principal Occupation                      Address
---------------------------------  ----------------------------------  ----------------------------------
Robert E. Keith, Jr.               President and Chief Executive       TL Ventures
                                   Officer, TL Ventures                The 700 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087
                                                                       (early stage venture capital firm)

David Berkman                      Managing Partner, Associated        Associated Group, LLC
                                   Group LLC                           3 Bala Plaza East, Suite 502
                                                                       Bala Cynwyd, PA 19004
                                                                       (venture capital firm)

Walter W. Buckley, III             President and Chief Executive       Internet Capital Group, Inc.
                                   Officer, Internet Capital           The 600 Building
                                   Group, Inc.                         435 Devon Park Drive
                                                                       Wayne, PA 19087

Kenneth A. Fox                     Managing Director, Office of the    Internet Capital Group, Inc.
                                   President, Internet Capital         The 600 Building
                                   Group, Inc.                         435 Devon Park Drive
                                                                       Wayne, PA 19087

Thomas P. Gerrity                  Professor, Wharton School of the    The Wharton School
                                   University of Pennsylvania          University of Pennsylvania
                                                                       Suite 2000 Steinberg Hall -
                                                                       Dietrich Hall
                                                                       Philadelphia, PA 19104-6370

Warren V. Musser                   Chairman and CEO, Safeguard         Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                   800 The Safeguard Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087
                                                                       (develops and operates internet
                                                                       infrastructure companies)

Peter A. Solvik                    Senior Vice President and Chief     Cisco Systems, Inc.
                                   Information Officer, Cisco          170 West Tasman Drive
                                   Systems, Inc.                       San Jose, CA 95134-1619
                                                                       (provides hardware and software
                                                                       used in internet networking)


                             ICG Executive Officers
                             ----------------------

              Name                        Principal Occupation                      Address
---------------------------------  ----------------------------------  ----------------------------------
Walter W. Buckley, III             President, Chief Executive Officer  Internet Capital Group, Inc.
                                                                       The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Nigel Andrews                      Managing Director, Office of the    Internet Capital Group, Inc.
                                   President                           The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Kenneth A. Fox                     Managing Director, Office of the    Internet Capital Group, Inc.
                                   President                           The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Ronald W. Hovsepian                Managing Director, Operations       Internet Capital Group, Inc.
                                                                       The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Henry N. Nassau                    Managing Director, General          Internet Capital Group, Inc.
                                   Counsel and Secretary               The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Edward H. West                     Chief Financial Officer             Internet Capital Group, Inc.
                                                                       The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

                                 ICGH Directors
                                 --------------

              Name                        Principal Occupation                      Address
---------------------------------  ----------------------------------  ----------------------------------
Walter W. Buckley, III             President, Chief Executive Officer, Internet Capital Group, Inc.
                                   Internet Capital Group, Inc.        The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Kenneth A. Fox                     Managing Director, Office of the    Internet Capital Group, Inc.
                                   President, Internet Capital         The 600 Building
                                   Group, Inc.                         435 Devon Park Drive
                                                                       Wayne, PA 19087

Henry N. Nassau                    Managing Director, General          Internet Capital Group, Inc.
                                   Counsel and Secretary, Internet     The 600 Building
                                   Capital Group, Inc.                 435 Devon Park Drive
                                                                       Wayne, PA 19087

Edward H. West                     Chief Financial Officer, Internet   Internet Capital Group, Inc.
                                   Capital Group, Inc.                 The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

                            ICGH Executive Officers
                            -----------------------

              Name                        Principal Occupation                      Address
---------------------------------  ----------------------------------  ----------------------------------
Walter W. Buckley, III             President                           ICG Holdings, Inc.
                                                                       Pencader Corporate Center
                                                                       100 Lake Drive, Suite 4
                                                                       Newark, DE 19702

Kenneth A. Fox                     Vice President                      ICG Holdings, Inc.
                                                                       Pencader Corporate Center
                                                                       100 Lake Drive, Suite 4
                                                                       Newark, DE 19702

Henry N. Nassau                    Vice President and Secretary        ICG Holdings, Inc.
                                                                       Pencader Corporate Center
                                                                       100 Lake Drive, Suite 4
                                                                       Newark, DE 19702

Edward H. West                     Chief Financial Officer and         ICG Holdings, Inc.
                                   Assistant Secretary                 Pencader Corporate Center
                                                                       100 Lake Drive, Suite 4
                                                                       Newark, DE 19702

                                       3